EXHIBIT (e)(6)

EXCERPT FROM 2010 FORM 10-K FOR UCI MEDICAL AFFILIATES

SECTION TITLED

“RELATED PARTY TRANSACTIONS”

(NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY)

NOTE 12. RELATED PARTY TRANSACTIONS

Relationship between UCI-SC and the P.A.

Pursuant to agreements between UCI-SC and the P.A., UCI-SC provides non-medical management services and personnel, facilities, equipment and other assets to the medical centers. UCI-SC guarantees the compensation of the physicians employed by the P.A. The agreements also allow UCI-SC to negotiate contracts with HMOs and other organizations for the provision of medical services by the P.A. physicians. Under the terms of the agreement, the P.A. assigns all revenue generated from providing medical services to UCI-SC. UCI-SC pays on the P.A.’s behalf the cost of medical services, including physician salaries. The P.A. is owned by D. Michael Stout, M.D., who is also the Chief Executive Officer for UCI and UCI-SC.

Relationship between the Company and Blue Cross Blue Shield of South Carolina

Blue Cross Blue Shield of South Carolina (“BCBS”) owns 100% of BlueChoice HealthPlan (“BCHP”) and Companion Property & Casualty Insurance Company (“CP&C”). At September 30, 2010, BCHP owned 6,107,838 shares of the Company’s outstanding common stock and CP&C owned 618,181 shares of the Company’s outstanding common stock, which combine to approximately 68% of the Company’s outstanding common stock.

Facility Leases

Two medical facilities operated by UCI-SC are leased from physician employees of the P.A. Total lease payments made by UCI-SC under these leases during the Company’s fiscal years ended September 30, 2010, 2009 and 2008, were approximately $117,000, $140,000 and, $126,000, respectively.

Other Transactions with Related Parties

At September 30, 2010, BCBS and its subsidiaries control 6,726,019 shares, or approximately 68% of the Company’s outstanding common stock. The shares acquired by BlueChoice HealthPlan (“BCHP”) and Companion Property & Casualty Insurance Company (“CP&C”) from the Company were purchased pursuant to stock purchase agreements and were not registered. BCHP and CP&C have the right to require registration of the stock under certain circumstances as described in the agreement. BCBS and its subsidiaries have the option to purchase as many shares as may be necessary for BCBS to obtain ownership of not less than 48% of the outstanding common stock of the Company in the event that the Company issues additional stock to other parties (excluding shares issued to employees or directors of the Company).

During the three year period ended September 30, 2010 the Company maintained an agreement with CP&C pursuant to which UCI-SC, through the P.A., acts as the primary care provider for injured workers of firms carrying workers’ compensation insurance through CP&C.

UCI-SC, through the P.A., provides services to members of a health maintenance organization (“HMO”) operated by BlueChoice HealthPlan (“BCHP”) who has selected the P.A. as their primary care provider.

In January 2009, the Company terminated its self-insured healthcare plan and entered into an insurance contract with BCBS to cover the Company’s employees. The total annual premiums paid to BCBS (including Company and employee contributions) were approximately $3,362,000 and $1,992,000 for the fiscal years ended September 30, 2010 and 2009, respectively.

Revenues generated from billings to BCBS and its subsidiaries totaled approximately 38%, 40%, and 40% of the Company’s total revenues for fiscal years 2010, 2009 and 2008, respectively. Amounts receivable from BCBS and its subsidiaries approximated $1,903,000 and $2,469,000 at September 30, 2010 and 2009, respectively.